Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

May 9, 2024	Client-Matter: 65537-032

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re:	Digital Health Acquisition Corp.
Amendment No. 8 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”) and in connection with an oral comment we received from the staff of the Securities and Exchange Commission, we hereby confirm on behalf of the Company that the amount of $71,436 the Company withdrew from its trust account for tax payments in the year of 2023 was deducted from the accured interest thereon.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:          Digital Health Acquisition Corp.

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